EXHIBIT 99.2

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of
Miramar Mining Corporation
On March 1, 2006, we reported on the consolidated balance sheets of Miramar Mining Corporation (the “Company”) as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18”. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.
In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
//s// KPMG LLP
Chartered Accountants
Vancouver, Canada
March 1, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 2
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

Miramar Mining Corporation (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The Company has previously reported its financial statements in accordance with Item 17 under Form 20-F, including the U.S. GAAP reconciliation requirements thereunder. In order to be eligible for use of the SEC’s registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18 under Form 20-F, which requires more detailed reconciliation with U.S. GAAP and the rules and regulations promulgated by the SEC. This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” section supplements the Company’s financial statements set forth in its annual report on Form 40-F in order to comply with Item 18 under Form 20-F. This section should be read in conjunction with the financial statements of the Company set forth in the Form 40-F.
The material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:
(a)	Mining and mineral property assets:

U.S. GAAP requires that the carrying value of long-lived assets, such as property, plant and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company or its equity investees, for which commercially mineable revenues, as defined, do not exist. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

As a result of expensing exploration costs, the related future income tax liability recorded under Canadian GAAP is reversed by crediting share capital. As such, total liabilities would be decreased by $19,363 (2004 — $12,781) and shareholders’ equity would increase by $19,363 (2004 — $12,781).

During the year ended December 31, 2005, the Company sold a mineral property that was in the exploration stage. As a result, amounts previously written-off for U.S. GAAP purposes would be recorded as income in the consolidated statement of operations for the year ended December 31, 2005.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 3
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(b)	Derivative financial instruments:

For periods prior to 2004, the Company accounted for written call hedges sold as hedges of future sales. During the year ended December 31, 2004, the Company settled all written call options held. Pursuant to U.S. GAAP, $854 of the loss recorded on the settlement of the written calls for the year ended December 31, 2004 would have been recognized in income in prior years. Under U.S. GAAP, the written call options would not be eligible for hedge accounting and would be recorded at market value, with changes in fair value in the period being recognized in income.

(c)	Flow-through equity financing:

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures. During 2005, total flow-through share premiums received were $1,776 (2004 — $3,496), of which $50 relates to qualified expenditures made in 2005 (2004 — $204) and, therefore, would have been credited to earnings under U.S. GAAP as a deferred tax benefit, and $1,726 would remain in liabilities at December 31, 2005 (2004 — $3,292) under U.S. GAAP. In addition, the $3,292 premium liability at December 31, 2004 would be credited to earnings in 2005 as the qualified expenditures were made in 2005.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of U.S. GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP. As at December 31, 2005, unexpended flow-through funds were $15,079 (2004 — $14,313).

(d)	Investments:

Under Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported in a separate component of shareholders’ equity net of the related tax effect until realized. The cost of securities sold or reclassified out of accumulated other comprehensive income into earnings is determined on a specific identification basis.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 4
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(d)	Investments (continued):

For Canadian GAAP purposes, proceeds received related to the sale of mineral interests that are in the exploration or development stages are credited to the capitalized costs incurred. For U.S. GAAP purposes, such proceeds, attributable to the sale of available for sale securities, are recognized in the determination of income. In prior years, the securities were recorded at market value in the consolidated balance sheet and the unrealized gain on such securities was included in accumulated other comprehensive income in shareholders’ equity. As a result, the sale of the securities results in a release of the accumulated unrealized gain from accumulated other comprehensive income.

(e)	Exploration stage company:

In December 2004, the Company determined that gold production was no longer economically viable at its Yellowknife mining operations and terminated all mining activities. Since then, the Company’s business is focused on the exploration and development of the Hope Bay Project in Nunavut. Pursuant to U.S. GAAP, effective January 1, 2005 the Company would be considered an exploration stage company as the Company is devoting efforts to establishing or developing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in the consolidated financial statements or this reconciliation. Additional disclosure requirements under U.S. GAAP would include disclosure in the consolidated balance sheet of the deficit accumulated during the exploration stage. Under U.S. GAAP, the 2005 consolidated statements of operations and cash flows would also be described as reflecting cumulative operations from the beginning of the exploration stage.

Consolidated balance sheet disclosures	December 31, 2005

Loss for the period January 1, 2005 to December 31, 2005, being the deficit accumulated deficit during the development stage, U.S. GAAP	$(17,786)
Opening deficit, January 1, 2005	(271,626)

Ending deficit, December 31, 2005	$(289,412)

MIRAMAR MINING CORPORATION
Supplementary Information, Page 5
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(e)	Development stage company (continued):

Additional stockholders’ equity disclosures:

				Accumulated		Deficit accumulated
			Additional	other		during
	Common		paid-in	comprehensive		development	Total stockholders’
	stock	Amount	capital	income (loss)	Deficit	stage	equity

Balance, January 1, 2004	151,634,893	$378,394	$1,777	$2,784	$(214,903)	$—	$168,052
Issued for cash:
October 18, 2004 flow-through common shares @ $2.00 per common share, net of premium of $3,496	7,600,000	11,704	—	—	—	—	11,704
Exercise of options	328,500	349	—	—	—	—	349
Exercise of warrants	211,437	412	—	—	—	—	412
Share issue costs	—	(929)	—	—	—	—	(929)
Non-cash:
Fair value of options issued to employees and consultants	—	—	3,337	—	—	—	3,337
Exercise of options	—	89	(89)	—	—	—	—
Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	—	—	—	(1,664)	—	—	(1,664)
Loss for the year	—	—	—	—	(56,723)	—	(56,723)

Comprehensive loss							(58,387)

Balance, December 31, 2004	159,774,830	390,019	5,025	1,120	(271,626)	—	124,538
Issued for cash:
September 30, 2005 flow-through common shares @ $2.05 per common share, net of premium of $1,684	7,320,000	13,999	—	—	—	—	13,999
October 14, 2005 flow-through common shares @ $2.05 per common share, net of premium of $92	250,000	420	—	—	—	—	420
November 22, 2005 units @ $2.35 per unit	18,500,000	43,475	—	—	—	—	43,475
Exercise of options	456,600	610	—	—	—	—	610
Share issue costs		(1,226)	—	—	—	—	(1,226)
Non-cash:
Fair value of options issued to employees and consultants	—	—	1,928	—	—	—	1,928
Exercise of options	—	107	(107)	—	—	—	—
Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	—	—	—	3,175	—		3,175
Loss for the year	—	—	—	—	—	(17,786)	(17,786)

Comprehensive loss							(14,611)

Balance, December 31, 2005	186,301,430	$447,404	$6,846	$4,295	$(271,626)	$(17,786)	$169,133

MIRAMAR MINING CORPORATION
Supplementary Information, Page 6
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(f)	Other additional disclosures:

The following additional information would be disclosed if these consolidated financial statements were presented in accordance with U.S. GAAP:
(i)	Stock option plan and compensation expense:

Under the stock option plan of the Company, the maximum number of common shares subject to option under the stock option plan may not exceed 10,800,000. Stock-based compensation recognized in the consolidated statement of operations relates to employees and would be classified as part of the salaries expense.

(ii)	Accounts payable and accrued liabilities:

	Years ended December 31,
Current liabilities:	2005	2004

Accounts payable	$3,355	$6,444
Accrued liabilities	1,393	687

	$4,748	$7,131

(iii)	Asset retirement obligations:
The Company expects to make the following payments over each of the next five years:

2006	$6,240
2007	3,059
2008	—
2009	—
2010	—
(g)	Pension:

The Company has four defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations. For Canadian GAAP purposes, the Company has disclosed in note 13 to the consolidated financial statements summary information and narrative descriptions of the defined benefit pension plans and other benefits.

For U.S. GAAP purpose, certain additional discussion and information is required which relate to specific aspects of the pension plan administration. As such, the following additional information has been provided to supplement the disclosure on pensions.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 7
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(g)	Pension (continued):
Expected benefit payments:

		Non-
	Pension	pension

2006	$891	$15
2007	1,601	16
2008	929	—
2009	955	—
2010	985	—
Total payments 2011 through 2015	6,235	—

(i)	The expected contributions to the pension plans in 2006 are $1,068.

(ii)	Discount rates and investment policy:

The discount rate is set based on market yields on high quality corporate bonds in Canada as at December 31, 2005. The discount rate is based on published 30 year term bonds indices which have been estimated to materially replicate the timing of the cash outflows. As mining operations were terminated at Giant Mine in 2004 and all employees released by the Company, for the pension plan for the Giant Mine employees, the discount rate has been set based on expected settlement rates.

The investment policy has been constructed with a conservative approach to a long term growth strategy and an appropriate level of investment risk. The acceptable range of investment in each major category of plan assets on a weighted average basis is summarized in the following table:

	Minimum	Maximum	Target
	%	%	%

Equities	30	65	60
Fixed income	30	45	35
Short-term	—	40	5

(h)	Impact of recent United States accounting pronouncements:
(i)	In 2004, FASB issued revised Statement of Financial Accounting Standards 123R (“FAS 123R”) “Share-Based Payment”. This statement clarifies and expands existing guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. This amended statement is effective for the Company on January 1, 2006. The Company is currently evaluating the implications of the adoption of FAS 123R to this reconciliation with U.S. GAAP.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 8
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

(h)	Impact of recent United States accounting pronouncements (continued):
(ii)	In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(iii)	On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(iv)	At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, “Consolidation of Variable Interest Entities”. Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. To December 31, 2005, there has been no impact from the adoption of FIN 46R. As disclosed in note 2(o), a similar standard was adopted in Canada in 2005.

(v)	In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”) which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent production inventory exists at the end of a reporting period. Adoption of EITF 04-6 will not have a significant impact on the Company.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 9
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of operations and cash flows are as follows:

Balance Sheets	2005	2004

Assets, under Canadian GAAP	$277,997	$232,277
Mineral property exploration and development (a)	(81,207)	(70,393)
Adjustment for unrealized holding gain (d)	4,295	1,120

Assets, under U.S. GAAP	$201,085	$163,004

Liabilities, under Canadian GAAP	$49,589	$47,955
Future income tax liability (a)	(19,363)	(12,781)
Premium on unexpended flow-through funds (c)	1,726	3,292

Liabilities, under U.S. GAAP	$31,952	$38,466

Shareholders’ equity, under Canadian GAAP	$228,408	$184,322
Mineral property exploration and development (a)	(89,499)	(70,393)
Future income tax liability (a)	19,363	12,781
Premium on unexpended flow-through funds (c)	(1,726)	(3,292)
Adjustment for unrealized holding gain (d)	4,295	1,120
Gain on sale of mineral property (d)	8,292	—

Shareholders’ equity, under U.S. GAAP	$169,133	$124,538

	Years ended December 31,
Statements of Operations	2005	2004

Loss for the year, Canadian GAAP	$(10,991)	$(32,459)
Mineral property exploration costs (a)	(19,106)	(29,257)
Premium on flow-through shares (c)	3,342	3,239
Change in fair value of written call options (b)	—	854
Adjustment for realized holding gain (d)	677	900
Gain on sale of mineral property (d)	8,292	—

Loss for the year, U.S. GAAP	(17,786)	(56,723)

Other comprehensive income:
Adjustment for unrealized holding gain (loss) (d)	3,852	(2,564)
Less: reclassification of realized gains to income	(677)	900

	3,175	(1,664)

Comprehensive loss	$(14,611)	$(58,387)

Loss per share, basic and diluted under U.S. GAAP	$(0.11)	$(0.37)

MIRAMAR MINING CORPORATION
Supplementary Information, Page 10
Reconciliation with United States Generally Accepted Accounting Principles — Item 18
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2005 and 2004

	Years ended December 31,
Statements of Cash Flows	2005	2004

Cash used in operating activities, under Canadian GAAP	$(11,531)	$(22,944)
Mineral property exploration and development expenditures (a)	(19,106)	(28,170)

Cash used in operating activities, under U.S. GAAP	$(30,637)	$(51,114)

Cash used in investing activities, under Canadian GAAP	$(28,250)	$(41,795)
Mineral property exploration and development expenditures (a)	19,106	28,170

Cash used in investing activities, under U.S. GAAP	$(9,144)	$(13,625)

Cash used in financing activities, under Canadian GAAP	$58,289	$25,033
Change in restricted cash from issue of flow-through shares (c)	(766)	456

Cash provided by financing activities, under U.S. GAAP	$57,523	$25,489

Cash and cash equivalents end of year, under Canadian GAAP	$48,723	$30,215
Restricted cash from issue of flow-through shares (c)	(15,079)	(14,313)

Cash and cash equivalents end of year, under U.S. GAAP	$33,644	$15,902